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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-7D

CERTIFICATE PURSUANT TO RULE 7(d)

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

INITIAL FILING

                The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

1.	Lessee public-utility company: Seminole Electric Cooperative, Inc.

Address: 16313 North Dale Mabry Highway, Tampa, Florida 33618

2.	Date: December 14, 2005

2a.	Expected date facility will be placed in service: September 10, 1984

3.	Regulatory authority which has acted on transaction:

Name Rural Electrification Administration of the United States Department of Agriculture Date of order December 7, 1984

4.	Initial term of lease: 25 Years

4a.	Renewal options: Two Fixed-Rate Options and one Fair Market Value Option

5.	Brief description of facility: 620 MW (Rated Capacity) Coal-Fired Steam Electric Generating Unit
located in Putnam County, Florida

6.	Manufacturer or supplier: Burns and Roe

7.	Cost of facility $390,000,000

8.	Basic rent. Initial term $790 million (approximately)

8a.	Periodic installment: Amount approximately $15.8 million (a portion of the rent is variable)

Period Semiannual

Persons who are to respond to the collection of information

contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1771 (7-01)

9.	Holder of legal title to facility: The Bank of New York as Owner Trustee under a Trust Agreement, dated as of August 1, 1984.

Address: The Bank of New York c/o The Bank of New York Trust & Company of Florida, N.A.
10161 Centurion Parkway Jacksonville, Florida 32256
Attention: Corporate Trust Department

10.	Holders of beneficial interests:

Name and address	Amount invested	Percent of equity

Seminole Electric Cooperative, Inc. 16313 North Dale Highway Tampa, Florida 33618	$300 million	100%

__________________________	_______________________	_________________________

__________________________	_______________________	_________________________

11.	If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

Amount borrowed: $54,310,000 Interest rate Variable Number of lenders 1

Terms of repayment: Amount $6.4 million Period Semiannual

Date executed: 1984

Signature of Holder of legal title: /s/ Cynthia M. Moore, Vice-President

Signatures of Holders of beneficial interests shall be annexed and incorporated herein.

INSTRUCTIONS TO FORM U-7D

This form must be filed in triplicate within 30 days after execution of any lease of a utility facility to an operating public-utility company. Rules 21 and 22 under the Act govern the formal specifications and Rules 106 and 107, the filing fees. Official Form U-7D and these instructions specify the Contents.

1.

In the event the actual purchase of the property to be leased or the contemplated financing has not been completed, estimates or approximations may be inserted in the form, where appropriate, and the certificate amended within 30 days after the facility has been placed in service. Appropriate amendments are also required within 30 days after (I) a transfer of any beneficial interest, (2) a change of legal title, (3) amendment of the lease, if the amendment alters any item in the text of Form U-7D, or (4) termination of the lease for any cause, stating the effective date of termination.

2.

The initial term of lease is to be stated in years from the date the facility is delivered to the lessee or the date fixed in the lease for the purpose of computing rent if it does not differ materially from the delivery date. Lessee’s obligations to make interim payments prior to delivery’ may be disregarded if they are equivalent to interest for the delay. Renewal options, if any, should be summed concisely and remote contingencies may be ignored. For example, “May be extended for two 5-year periods at lessee’s election” would be sufficient.

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3.		The description of the facility should state merely its nature and an indication of its capacity. Such descriptions as the following are sufficient:

	two turbo generators	50,000 kw
	two LNG storage tanks	100,000 mcf
nuclear fuel assembly

4.

The cost of the facility is the cost to the lessors. If the lease specifies a cost, that figure may be used if it does not differ materially from the lessors’ total expenditures, including borrowed funds.

5.

The term “basic rent” refers to the net rent payable by the lessee, excluding all costs borne directly by it and all reimbursements to the lessor for out-of-pocket costs. If the lease states a basic rent, that amount may be shown if it does not differ materially from the foregoing. If the basic rent defined in the lease is stated in terms of a percentage of cost, the form should show an amount computed by applying that percentage to the cost shown, whether actual or estimated. The rent is to be stated in total for the initial term of the lease, and the amount payable for each periodic installment is also to be stated. If the rent varies from period to period, the installments may be summarized by specifying the period to which each rate applies. For example:

	Years 1-10	$___________ semiannually
	Years 11-21	$___________ semiannually
	Years 22-25	$___________ semiannually

6.

If the repayment of a loan is by amortization of principal and interest in level installments, the terms of repayment may be described by simply stating the amount of the installment, and its frequency. Variations in the rate may be summarized in the same manner as specified for variations in the basic rent.

7.

The term “holder of a beneficial interest” includes any person entitled to a beneficial share of the lease rent or to receive the property upon expiration of the lease, except a person entitled only to receive a return of money lent with interest. If the interest rate is subject to change from time to time, the certificate shall show the initial rate and summarize the terms governing any change.

8.

Provision is made in the form for showing the interest of each beneficial owner in terms of a percentage of the total equity. In the event beneficial owners do not share on a simple percentage basis, a summary of their rights should be substituted.

9.

The certificate is to be executed by the holder of legal title to the facility and by each holder of a beneficial interest. Signature pages may be annexed as required. The duplicate and triplicate copies need not be manually signed.

NUCLEAR FUEL

10.

With respect to leases or contracts for nuclear fuel, an appropriate descriptive term may be substituted for the term “lease.” If the information called for by items 4 and 8, dealing with duration and rent, “cannot be stated concisely in the certificate, pertinent extracts from the lease or contract may be substituted.

Collection of Information

The information requested by this form is being collected because rule 7(d) of the Public Utility Holding Company Act of 1935 (“Act”) requires it. The Commission uses this information to determine the existence of detriment to interests the Act is designed to protect. The Commission estimates that it will take each respondent three (3) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

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